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                                                                    EXHIBIT 99.2

                                  CERTIFICATION
                  Required pursuant to 18 U.S.C. Section 1350,
      as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


Breakwater Resources Ltd. (the "Company") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2005 (the "Report") with the United States Securities and Exchange Commission.

I, Richard R. Godfrey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in this Report fairly presents, in all material respects, the financial condition and the results of operations of the Company.


/s/ Richard R. Godfrey
----------------------------
Richard R. Godfrey
Chief Financial Officer

Date:  March 30, 2006

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.